EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

September 27, 2011	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO SILVER DRILLS 1.35m of 451 g/t AG at GUADALUPE

Avino Silver & Gold Mines (the “Company” or “Avino”) is pleased to announce results of further drilling at the Guadalupe zone on the Company’s property north-east of Durango, Mexico.

Hole #	Dip	Azimuth	Hole Length (m)	Intersection (Down Hole Length (m))	Gold (g/t)	Silver (g/t)	Lead (PPM)	Zinc (PPM)
GPE-11-13	54	333	113	76.95 - 77.2 (0.25)	0.007	216	96800	167000
				80.10-80.60 (0.50)	0.42	102	1140	8431
GPE-11-14	76	334	132	119.85 - 122.15 (2.30)	0.24	199	N/A	N/A
includes:				121.20 - 122.15 (0.95)	0.31	363	81530	106363
GPE-11-15	60	19	113	98.75 - 100.10 (1.35)	0.12	451	64244	115433
GPE-11-16	70	25	149	100.60 - 102.00 (1.40)	0.84	3	26	158
GPE-11-17	40	18	88	70.65 - 71.95 (1.30)	1.34	79	3555	1410
GPE-11-19	69	350	119	104.75 - 106.40 (1.65)	0.1	21	2427	9148
GPE-11-23	62	321	183	170.55 - 171.75 (1.20)	0.24	296	17800	24300
GPE-11-18,20,21,22				No significant gold or silver values

As shown in the longitudinal section on Avino’s website, we have drilled 23 holes at Guadalupe to date.  Holes are concentrated in two areas at either end of an approximate 800 m strike length.  Avino’s next phase of drilling at Guadalupe will aim to fill in the gaps.

We have moved our drill rig back to the San Gonzalo vein to test the vein at depth.  Avino drilled 40 holes at San Gonzalo in 2007 and a further 7 holes in 2008.  Drilling stopped due to global financial market conditions not for geological reasons.  Therefore, we are optimistic that we can extend San Gonzalo’s mineralization at depth.  Once drilling on San Gonzalo is complete we will mobilize the drill back to the Guadalupe vein.  Management feels that the Guadalupe area could become a significant source of future mill feed.

Holes are drilled using Avino's own Longyear 44 core rig at thin wall NQ diameter. Core is sawed at Avino's core storage facility at the secure mine site. Samples of vein material, usually from a few centimeters to 1.5m, are placed in plastic bags. The sealed sample bags are collected by personnel from Inspectorate Labs in Durango at the mine site facilities.

Gold analyses are by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma (''ICP) package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. The Company employs a rigorous quality control program that includes standardized material, blanks and core duplicates.

The project is under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant, who is a qualified person within the context of National Instrument 43-101 and has prepared and approved the technical data in this news release.

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to build a multi-million ounce-per-year silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

Avino remains in a good financial position; is debt free and well-funded to continue its development plans.

For further information contact us at ir@avino.com or visit our website at www.avino.com.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin, President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Avino Silver & Gold Mines Ltd. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.